Filed pursuant to Rule 433

Registration Statement No. 333-197522

Pricing Term Sheet

March 2, 2016

eBay Inc.

$750,000,000    2.500% Notes due 2018

$750,000,000    3.800% Notes due 2022

Pricing Term Sheet

March 2, 2016

This pricing term sheet supplements, and should be read in conjunction with, eBay Inc.’s preliminary prospectus supplement dated March 2, 2016 (the “Preliminary Prospectus Supplement”) and accompanying prospectus dated July 18, 2014 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	eBay Inc. (the “Company”)

Securities:	2.500% Notes due 2018 (the “2018 Notes”)

3.800% Notes due 2022 (the “2022 Notes” and, together with the 2018 Notes, the “Notes”)

Securities Type:	Senior unsecured notes

Principal Amount:	2018 Notes: $750,000,000 2022 Notes: $750,000,000

Expected Ratings*:	Baa1 (stable) by Moody’s Investors Service, Inc.

BBB+ (stable) by Standard & Poor’s Ratings Services

BBB (stable) by Fitch Ratings, Inc.

Trade Date:	March 2, 2016

Settlement Date:	March 9, 2016 (T + 5)

Maturity:	2018 Notes: March 9, 2018

2022 Notes: March 9, 2022

Interest Payment Dates:	2018 Notes: March 9 and September 9 of each year, beginning September 9, 2016

2022 Notes: March 9 and September 9 of each year, beginning September 9, 2016

Coupon (Interest Rate):	2018 Notes: 2.500% per year, accruing from March 9, 2016

2022 Notes: 3.800% per year, accruing from March 9, 2016

Benchmark Treasury:	2018 Notes: 0.750% due February 28, 2018

2022 Notes: 1.125% due February 28, 2021

Benchmark Treasury Price / Yield:	2018 Notes: 99-25+ / 0.853%

2022 Notes: 98-30+ / 1.343%

Spread to Benchmark Treasury:	2018 Notes: +170 bps

2022 Notes: +250 bps

Yield to Maturity:	2018 Notes: 2.553%

2022 Notes: 3.843%

Price to Public:	2018 Notes: 99.897% of the principal amount, plus accrued interest, if any

2022 Notes: 99.772% of the principal amount, plus accrued interest, if any

Redemption Provisions:	The 2018 Notes may be redeemed by the Company at its option, at any time in whole or from time to time in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2018 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the 2018 Notes to be redeemed (exclusive of accrued and unpaid interest to the applicable redemption date), discounted to such redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 25 basis points, plus, in the case of both clauses (i) and (ii) above, accrued and unpaid interest, if any, to such redemption date.

The 2022 Notes may be redeemed by the Company at its option, at any time in whole or from time to time in part, prior to February 9, 2022 (the “Par Call Date”) at a redemption price equal to the greater of (i) 100% of the principal amount of the 2022 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the 2022 Notes to be redeemed (exclusive of accrued and unpaid interest to the applicable redemption date) that would be due if the 2022 Notes matured on the Par Call Date, discounted to such redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points, plus, in the case of both clauses (i) and (ii) above, accrued and unpaid interest, if any, to such redemption date.

On and after the Par Call Date, the Company may at its option redeem the 2022 Notes, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the 2022 Notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date.

CUSIP / ISIN:	2018 Notes: 278642AP8 / US278642AP80

2022 Notes: 278642AN3 / US278642AN33

Joint Book-Running Managers:	J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Morgan Stanley & Co. LLC

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Co-Managers:	BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

Goldman, Sachs & Co.

HSBC Securities (USA) Inc.

Mitsubishi UFJ Securities (USA), Inc.

RBC Capital Markets, LLC

Standard Chartered Bank

The Williams Capital Group, L.P.

Standard Chartered Bank will not effect any offers or sales of any Notes in the United States unless they are through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

* The securities ratings above are not a recommendation to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other securities rating.

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Morgan Stanley & Co. LLC at 1-866-718-1649, or Wells Fargo Securities, LLC at 1-800-645-3751.

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